UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

          Common Stock

(Title of Class of Securities)

       293904-10-8

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                  January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Enzon Pharmaceuticals, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 11, 2008 and amends and supplements the Schedule 13D filed on December 19, 2007 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $17,755,381. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Reporting Persons have had discussions with the management of the Issuer and are planning to meet with management in the near future to continue discussions aimed at helping the shares of the Issuer’s Common Stock better reflect what the Reporting Persons believe to be their true value. To this end, the Reporting Persons submitted the nominations of John Geltosky, Ph.D., David Tendler and David Gale (collectively, the “Stockholder Nominees”), three independent, highly-qualified candidates, for election to the Issuer’s Board of Directors. The Reporting Persons believe that such candidates would add substantial value and would strengthen the quality of the entire Board. The Reporting Persons reserve the right to take other steps, including the solicitation of proxies, to see that these new candidates are added to the Issuer’s Board of Directors, but have made no definitive decision to do so at this time.

The Reporting Persons sent a letter to the Issuer dated January 11, 2008 discussing the above, a copy of which is attached hereto as Appendix V.  The Master Fund separately sent the Issuer formal notice of its nomination of the Stockholder Nominees, a copy of which is attached hereto as Appendix VI, for election to the Issuer’s Board of Directors as Class III Directors at the Issuer’s 2008 annual meeting of shareholders.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons as a group beneficially own 2,355,281 shares of Common Stock, representing 5.3% of the outstanding shares of Common Stock. The 2,355,281 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 1,905,281 shares of Common Stock, and (b) options exercisable for 450,000 shares of Common Stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,355,281 shares of Common Stock beneficially owned by them.

(c). A list of the transactions in the Issuer’s Common Stock (including options exercisable for Common Stock) that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I other than transactions previously reported on this Schedule 13D.

(d). N/A

(e). N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Master Fund owns 1,500 put options at a strike price of $10.00 expiring February 16, 2008, and 1,332 put options at a strike price of $7.50 expiring on February 16, 2008. Except as otherwise reported in this Schedule 13D, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008.

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008	DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.

Ralph DellaCamera, Jr.

/s/ Andrew Kurtz

Andrew Kurtz

/s/ Vincent Spinnato

Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/(Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
10-Jan-08	5,000	$8.9568	Open Market
9-Jan-08	700	$8.8814	Open Market
8-Jan-08	12,500	$8.9890	Open Market
7-Jan-08	800	$8.9975	Open Market
4-Jan-08	8,800	$9.0917	Open Market
3-Jan-08	25,000	$9.0722	Open Market
2-Jan-08	18,000	$9.3431	Open Market
31-Dec-07	6,142	$9.5000	Open Market
11-Dec-07	78,500	$9.4800	Open Market

APPENDIX V

LETTER TO ISSUER

January 11, 2008

Mr. Jeffrey H. Buchalter

Chairman, President and C.E.O.

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

cc: The Board of Directors

Dear Jeff:

We are in receipt of your letter dated January 4, 2008 and are in the process of making arrangements to meet with you and C.F.O. Craig Tooman on January 30. We look forward to continuing our dialogue in the hopes that it will ultimately be productive, as we are committed to helping the shares of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”) better reflect the significant intrinsic value of the Company. To this end, we have submitted to the Company’s Secretary, in accordance with Enzon’s By-laws, notice of the nomination of three independent, highly-qualified candidates for election to the Board of Directors (the “Board”) of the Company. Each brings a wealth of experience that we believe would add substantial value to Enzon.

While the backgrounds of these three candidates are presented in detail in our formal notice to the Secretary, please note the following: David Tendler has over 47 years of business experience and was formerly Co-Chairman and CEO of Phibro-Salomon, Inc., which is now part of Citigroup, and served for 13 years as a member of the board of directors of Savient Pharmaceuticals, Inc.; Jack Geltosky has a Ph.D. in Biochemistry from the California Institute of Technology and has over 27 years of industry experience, most recently as Vice President of External Science, Technology and Licensing in the Corporate and Business Development Department at Bristol-Myers Squibb, where he directed sourcing and evaluation activities of platform technologies and compounds in all stages of development; and David Gale has over 24 years of business experience, including the last 15 years as President of the investment firm Delta Dividend Group, and has served as a director on the boards of several publicly-traded companies in addition to receiving an M.B.A. from Harvard Business School. We believe that each of these candidates would aid the Board immensely in guiding the Company and may be able to provide new insight should the Board choose to address Enzon’s complexity and cost structure.

We hope that the Company’s Governance and Nominating Committee will promptly give full and fair consideration to these candidates and take all necessary steps to add them to the Board. Specifically, we would like formal notification of this in the near future, and we reserve our rights should the Board not welcome these accomplished individuals in an expeditious manner. Indeed, these candidates would strengthen the quality of the entire Board and are committed to acting solely in the best interests of all Enzon shareholders.

We look forward to continuing our discussions when we meet with you at the end of January.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager

200 Park Avenue, Suite 3300

New York, NY 10166

APPENDIX VI

NOTICE OF NOMINATION

DELLACAMERA CAPITAL MASTER FUND, LTD.

c/o DellaCamera Capital Management, LLC

200 Park Avenue, Suite 3300

New York, New York 10166

January 14, 2008

BY HAND, FEDEX AND FAX

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, New Jersey 08807

Attn: Corporate Secretary and

Governance & Nominating Committee

Re:	Notice of Nomination of Directors for 2008 Annual Meeting of

Stockholders of Enzon Pharmaceuticals, Inc. (“Enzon”)

Gentlemen:

DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (“DellaCamera”), is currently the record holder of 1,000 shares of common stock of Enzon, par value $.01 (the “Common Stock”), and the beneficial owner of an additional 2,354,2811 shares of Common Stock. DellaCamera, a private investment fund, has a name and address on the Enzon stock transfer ledger of DELLACAMERA CAPITAL MASTERFUND LTD at 200 PARK AVE STE 3300 NEW YORK NY 10166. Because the record date for the Enzon 2008 Annual Meeting of Stockholders (the “2008 Annual Meeting”) has not been announced publicly, the number of shares of Common Stock which will be owned beneficially or of record by DellaCamera as of such record date is not known. DellaCamera does not hold any proxies relating to any Enzon shares.

In accordance with Article II, Section 2.15 of the Enzon By-laws, DellaCamera hereby delivers this Notice of Nomination to Enzon for the purpose of nominating the three (3) individuals (the “Stockholder Nominees”) specified below for election as Class III Directors of Enzon at the 2008 Annual Meeting (or a special meeting held in lieu thereof). DellaCamera shall hereafter be referred to as the “Nominating Stockholder.”

_________________________

1  The 2,354,281 shares of Common Stock reported as being owned beneficially (and not of record) by DellaCamera in this Notice of Nomination includes 450,000 shares of Common Stock into which options held by DellaCamera may be exercised.

Enzon Pharmaceuticals, Inc.
January 14, 2008

THE STOCKHOLDER NOMINEES:

1.	John (Jack) Geltosky, Ph.D.

John (Jack) Geltosky, Ph.D., age 62, is the Senior Vice President of Business Development of Arizona Technologies Enterprises at Arizona State University, Arizona State University’s technology commercialization company. Dr. Geltosky has held such position since November 2007. From 2002 until 2007, Dr. Geltosky was Vice President of External Science, Technology & Licensing in the Corporate and Business Development Department at Bristol-Myers Squibb, a global pharmaceutical company, where he directed sourcing and evaluation activities of platform technologies and compounds in all stages of development. Prior to joining Bristol-Myers Squibb, Dr. Geltosky was CEO of Message Pharmaceuticals from 2001 to 2002. From 1995 until 2000 Dr. Geltosky worked at Smithkline Beecham Pharmaceuticals, where starting in 1997 he served as Vice President and Director, Scientific Licensing in Worldwide Business Development. Dr. Geltosky worked at Johnson & Johnson from 1984 until 1994, where starting in 1989 he served as Senior Director of Research at the RW Johnson Pharmaceuticals Research Institute in La Jolla, California. Dr. Geltosky graduated magna cum laude with a B.S. in Chemistry from Memphis State University and received a Ph.D. in Biochemistry from the California Institute of Technology and was awarded an NIH Postdoctoral Fellowship and an American Cancer Society Senior Fellowship, California Division.

As of the date of this notice, Dr. Geltosky does not, directly or indirectly, own any Enzon securities, either beneficially or of record.

The business address of Dr. Geltosky is Arizona Technologies Enterprises, 699 South Mill Avenue, Suite 601, Tempe, Arizona 85281. Dr. Geltosky resides at 1615 Sorrell Road, Malvern, Pennsylvania 19355.

2.	David Tendler

David Tendler, age 69 (turning 70 on January 15, 2008), has been a Partner of Tendler Beretz LLC, an international consulting firm, since 1985. Mr. Tendler was a director of Savient Pharmaceuticals, Inc., a specialty biopharmaceutical company, from 1994 until 2007, and a director of V.I. Technologies, Inc., a biotechnology products company, from 1995 until 2005. From 1981 until 1985, Mr. Tendler was Co-Chairman and Chief Executive Officer of Phibro-Salomon, Inc., an international commodity trading and investment banking company that is now a part of Citigroup. Mr. Tendler is a Director and member of the Executive Committee of the New York Blood Center and a member of the Advisory Council at the Weissman Center for International Business at Baruch College.

As of the date of this notice, Mr. Tendler beneficially owns 1,000 shares of Common Stock indirectly. Mr. Tendler does not, directly or indirectly, own any other Enzon securities, beneficially or of record.

Enzon Pharmaceuticals, Inc.
January 14, 2008

The business address of Mr. Tendler is Tendler Beretz Associates Ltd., 150 East 52nd Street, New York, New York 10022. Mr. Tendler resides at 401 East 60th Street, Apt. #25A, New York, New York 10022.

3. David Gale

David Gale, age 58, has been the President of Delta Dividend Group, Inc., an investment firm that invests primarily for its own account, since 1992. Mr. Gale is currently a director of four of the Flaherty & Crumrine Investment Funds and has served on the boards of various publicly-traded companies over the last ten years. Mr. Gale was previously a Managing Director at Lehman Brothers and a Principal at Morgan Stanley. Mr. Gale received an M.B.A. from Harvard Business School and has attended the Directors’ College at Stanford Law School.

As of the date of this notice, Mr. Gale does not, directly or indirectly, own any Enzon securities, either beneficially or of record.

The business address of Mr. Gale is Delta Dividend Group, Inc., 220 Montgomery Street, Suite 426, San Francisco, California 94111. Mr. Gale resides at 550 Davis Street, Apt. 5, San Francisco, California 94111.

The Nominating Stockholder believes that the background and qualifications of the Stockholder Nominees speak for themselves, and that each of the Stockholder Nominees would add substantial value and would strengthen the quality of the entire Enzon Board of Directors.

None of the Stockholder Nominees has held a position or office with Enzon, and none of the employers listed above are a parent, subsidiary or affiliate of Enzon.

With respect to all securities of Enzon purchased or sold by each of the Stockholder Nominees within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1.

No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by any of the Stockholder Nominees was borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

None of the Stockholder Nominees is, or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Enzon, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of the Stockholder Nominees owns any securities of Enzon beneficially, directly or indirectly.

Enzon Pharmaceuticals, Inc.
January 14, 2008

None of the Stockholder Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Enzon.

None of the Stockholder Nominees has any arrangement or understanding between him and any other person, including the Nominating Stockholder, pursuant to which such Stockholder Nominee is to be selected as a director or nominee of Enzon other than his consent to serve as a Director of Enzon, if elected.

None of the Stockholder Nominees or any of their associates has any arrangement or understanding with any person with respect to any future employment by Enzon or its affiliates or with respect to any future transaction to which Enzon or any of its affiliates may be a party.

None of the Stockholder Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon at the 2008 Annual Meeting other than as to their election as Directors.

In the past five (5) years, none of the Stockholder Nominees has been a party to or convicted in any bankruptcy or legal proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of Securities and Exchange Commission (“SEC”) Regulation S-K.

None of the Stockholder Nominees is involved in any material pending legal proceedings incidental to the business to which Enzon or any of its subsidiaries is a party or of which any of their property is the subject.

Since the beginning of Enzon’s last fiscal year, no Stockholder Nominee has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Enzon or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

None of the Stockholder Nominees was indebted to Enzon or its subsidiaries at any time since the beginning of Enzon’s last fiscal year in an amount in excess of $60,000.

To the knowledge of the Stockholder Nominees, during Enzon’s last fiscal year, none of the Stockholder Nominees had, currently has, or proposes to have during Enzon’s current fiscal year, any relationship with Enzon or its subsidiaries of the type described under Item 404(b) of Regulation S-K.

None of the Stockholder Nominees has a family relationship with any director, executive officer, or other person nominated or chosen by Enzon to become a director or executive officer.

With respect to the information of security ownership of certain beneficial owners and management of Enzon, as required by Item 403 of Regulation S-K, none of the Stockholder Nominees has any knowledge outside of what has been filed by Enzon and third parties with the SEC and made publicly available.

Enzon Pharmaceuticals, Inc.
January 14, 2008

Based solely on public filings to date, to the knowledge of the Stockholder Nominees, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

Each of the Stockholder Nominees would be deemed to be an “Independent Director” pursuant to the rules of NASDAQ.

Each of the Stockholder Nominees has consented to being named in a proxy statement and to serve as a director of Enzon, if elected. Their signed consents are attached hereto.

THE NOMINATING STOCKHOLDER:

The Nominating Stockholder has a business address at c/o Meridian Corporate Services Limited, 73 Front Street, P.O. Box HM 528, Hamilton HM 12, Bermuda.

The Nominating Stockholder has not at this time engaged representatives or persons to assist in any proxy solicitation.

The Nominating Stockholder has not yet decided to conduct a proxy solicitation with respect to the 2008 Annual Meeting, but reserves the right to do so.

With respect to all securities of Enzon purchased or sold by the Nominating Stockholder and its affiliates within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 2.

In the normal course of its business, the Nominating Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. The Nominating Stockholder cannot determine whether any funds allocated to purchase Enzon securities were from the Nominating Stockholder’s general account or from borrowings against securities it already owns.

Except as described below or on Schedule 2, the Nominating Stockholder is not, or was not, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Enzon, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. The Nominating Stockholder currently holds 4,500 call options at a strike price of $7.50 expiring on May 17, 2008. The Nominating Stockholder currently holds 1,500 put options at a strike price of $10.00 expiring February 16, 2008, and 1,332 put options at a strike price of $7.50 expiring on February 16, 2008. The above options are listed options that were acquired in the open market.

Enzon Pharmaceuticals, Inc.
January 14, 2008

No associate of the Nominating Stockholder owns any securities of Enzon beneficially, directly or indirectly.

The Nominating Stockholder does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Enzon.

Since the beginning of Enzon’s last fiscal year, the Nominating Stockholder has not been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Enzon or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Neither the Nominating Stockholder nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Enzon or its affiliates or with respect to any future transaction to which Enzon or any of its affiliates will be a party.

The Nominating Stockholder has no substantial interest, direct or indirect, by security holdings or otherwise, that will to its knowledge be acted upon at the 2008 Annual Meeting, other than the election of the Stockholder Nominees.

DellaCamera hereby represents that (1) it is the record holder of shares of Common Stock of Enzon entitled to vote at the 2008 Annual Meeting, and (2) it, or its representatives, intends to appear in person at the 2008 Annual Meeting (or a special meeting held in lieu thereof) to nominate the Stockholder Nominees for election as Directors of Enzon.

DellaCamera has no arrangement or understanding with any of the Stockholder Nominees pursuant to which such nominations are being made by DellaCamera other than the consent of the Stockholder Nominees to serve as Directors of Enzon, if elected.

Based solely on public filings to date, to the knowledge of the Nominating Stockholder, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

Enzon Pharmaceuticals, Inc.
January 14, 2008

            If there is anything in this notice you do not understand or if you require any additional information please contact Richard Mansouri immediately at (212) 808-3565 or c/o DellaCamera Capital Management, LLC, 200 Park Avenue, Suite 3300, New York, New York 10166, or please contact Christopher P. Davis, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

DELLACAMERA CAPITAL MASTER FUND, LTD. By: /s/ Andrew Kurtz Name: Andrew Kurtz Title: Director

SCHEDULE 1

Transaction Dates of Enzon Pharmaceuticals, Inc. Securities by the Stockholder Nominees

Over the Past Two (2) Years

Purchases and Sales of Enzon’s Securities

During the Past Two Years by

JOHN GELTOSKY, PH.D.

Date	Type of Transaction	Shares
None.

Purchases and Sales of Enzon’s Common Stock

During the Past Two Years by

DAVID TENDLER (through a Keogh Account)

Date	Type of Transaction	Shares
5-Nov-07	Purchase	1,000

Purchases and Sales of Enzon’s Securities

During the Past Two Years by

DAVID GALE

Date	Type of Transaction	Shares
None.

None of the Stockholder Nominees has executed any other transactions in connection with Enzon Pharmaceuticals, Inc. securities over the past two (2) years.

SCHEDULE 2

Transaction Dates of Enzon Pharmaceuticals, Inc. Securities

by the Nominating Stockholder

Over the Past Two (2) Years

Purchases and Sales of Enzon’s Common Stock

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Shares
10-Jan-08	Purchase	5,000
9-Jan-08	Purchase	700
8-Jan-08	Purchase	12,500
7-Jan-08	Purchase	800
4-Jan-08	Purchase	8,800
3-Jan-08	Purchase	25,000
2-Jan-08	Purchase	18,000
31-Dec-07	Purchase	6,142
18-Dec-07	Purchase	75,000
17-Dec-07	Purchase	70,000
13-Dec-07	Purchase	11,565
13-Dec-07	Purchase	78,500
12-Dec-07	Purchase	40,000
11-Dec-07	Purchase	78,500
4-Dec-07	Purchase	21,500
3-Dec-07	Purchase	231
29-Nov-07	Purchase	50,000
28-Nov-07	Purchase	25,000
27-Nov-07	Purchase	25,000
26-Nov-07	Purchase	25,000

Date	Type of Transaction	Shares
20-Nov-07	Purchase	24,700
19-Nov-07	Purchase	40,916
16-Nov-07	Purchase	11,784
15-Nov-07	Purchase	25,000
14-Nov-07	Purchase	25,000
13-Nov-07	Purchase	600
2-Nov-07	Purchase	25,000
1-Nov-07	Purchase	35,000
31-Oct-07	Purchase	31,400
30-Oct-07	Purchase	48,850
23-Oct-07	Purchase	400
22-Oct-07	Purchase	12,500
18-Oct-07	Purchase	6,393
17-Oct-07	Purchase	10,000
16-Oct-07	Purchase	10,000
15-Oct-07	Purchase	10,000
12-Oct-07	Purchase	10,000
10-Oct-07	Purchase	500
9-Oct-07	Purchase	23,296
8-Oct-07	Purchase	25,000
5-Oct-07	Purchase	7,900
4-Oct-07	Purchase	100
3-Oct-07	Purchase	18,600
1-Oct-07	Purchase	25,200
28-Sep-07	Purchase	50,000

Date	Type of Transaction	Shares
27-Sep-07	Purchase	24,904
26-Sep-07	Purchase	50,000
25-Sep-07	Purchase	50,000
24-Sep-07	Purchase	50,000
21-Sep-07	Purchase	25,000
20-Sep-07	Purchase	25,000
19-Sep-07	Purchase	25,000
11-Sep-07	Purchase	25,000
10-Sep-07	Purchase	25,000
7-Sep-07	Purchase	25,000
6-Sep-07	Purchase	25,000
23-Aug-07	Purchase	62,200
21-Aug-07	Purchase	25,000
20-Aug-07	Purchase	50,000
14-Aug-07	Purchase	25,000
13-Aug-07	Purchase	25,000
9-Aug-07	Purchase	25,000
8-Aug-07	Purchase	25,000
6-Aug-07	Purchase	12,800
1-Aug-07	Purchase	44,400
31-Jul-07	Purchase	10,600
26-Jul-07	Purchase	11,232
25-Jul-07	Purchase	33,768
24-Jul-07	Purchase	62,072
23-Jul-07	Purchase	37,928
20-Jul-07	Purchase	2

Date	Type of Transaction	Shares
19-Jul-07	Purchase	37,752
18-Jul-07	Purchase	12,246

Purchases and Sales in Call Options at $7.50 Expiring on May 17, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
6-Dec-07	Purchase	250
6-Dec-07	Purchase	500
7-Dec-07	Purchase	750
10-Dec-07	Purchase	170
10-Dec-07	Purchase	250
10-Dec-07	Purchase	30
10-Dec-07	Purchase	310
11-Dec-07	Purchase	20
11-Dec-07	Purchase	370
11-Dec-07	Purchase	350
13-Dec-07	Purchase	500
14-Dec-07	Purchase	500
14-Dec-07	Purchase	500

Purchases and Sales in Put Options at $10.00 expiring February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
12-Dec-07	Purchase	1,000
12-Dec-07	Purchase	1,317
12-Dec-07	Purchase	183
9-Jan-08	Sale	(500)
10-Jan-08	Sale	(500)

Purchases and Sales in Put Options at $7.50 expiring February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
11-Dec-07	Purchase	850
11-Dec-07	Purchase	482

Purchases and Sales in 4% Convertible Senior Notes due 2013

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Senior Notes due 2013
2-Aug-07	Purchase	$1,000,000
21-Aug-07	Purchase	$500,000
23-Aug-07	Purchase	$500,000
11-Dec-07	Sale	($1,000,000)
13-Dec-07	Sale	($1,000,000)

Consent of Shareholder Nominee

In connection with the 2008 annual meeting of Enzon Pharmaceuticals, Inc. (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: ___1/4/08___

/s/ John Geltosky
Name:

Consent of Shareholder Nominee

In connection with the 2008 annual meeting of Enzon Pharmaceuticals, Inc. (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: ___1/4/08___

/s/ David Tendler
Name: David Tendler

Consent of Shareholder Nominee

In connection with the 2008 annual meeting of Enzon Pharmaceuticals, Inc. (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: ___1/9/08___

/s/ David Gale
Name: